Bavarian Nordic A/S

Hejreskovvej 10A

DK-3490 Kvistgaard

Denmark

April 13, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bavarian Nordic A/S (the “Company”)
Registration Statement on Form F-1, File No. 333-208834
Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-208834) on Form F-1 confidentially submitted to the Securities and Exchange Commission (the “Commission”) on October 19, 2015 and confidentially amended on September 10, 2015, November 27, 2015 and December 18, 2015 and filed with the Commission on January 4, 2016 and amended on January 12, 2016 and March 8, 2016 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to market conditions. Since the Registration Statement was not declared effective by the Commission, no shares were sold in connection with the offering described in the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at +45 33 26 83 83 or Divakar Gupta of Cooley LLP at (212) 479-6474 or Joshua A. Kaufman of Cooley LLP at (212) 479-6495.

Sincerely,

BAVARIAN NORDIC A/S

	By:	/s/ Paul Chaplin
Paul Chaplin
President and Chief Executive Officer

cc:	Divakar Gupta, Cooley LLP Joshua A. Kaufman, Cooley LLP